Consent of Independent Auditors

         We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Buckeye Technologies Inc. for the registration of up to $300,000,000 of Debt Securities; Preferred Stock; Common Stock, par value $.01 per share and associated Preferred Stock Purchase Rights; Warrants; Rights; Purchase Contracts; and/or Units and to the incorporation by reference therein of our reports dated August 3, 2001 (except for Note 18 as to which the date is September 7, 2001), with respect to the consolidated financial statements of Buckeye Technologies Inc. included in its Annual Report (Form 10-K) for the year ended June 30, 2001 and the related financial statement schedule included therein, filed with the Securities and Exchange Commission.


                                                    /S/ Ernst & Young LLP

Memphis, Tennessee
March 12, 2002